February 3, 2017

Schneider National, Inc.

Registration Statement on Form S-1

Filed December 22, 2016

File No. 333-215244

Dear Mr. Brown:

Schneider National, Inc. (the “Company”) has submitted today to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-215244) (the “Registration Statement”). This letter, together with Amendment No. 1, sets forth the Company’s response to the comments contained in your letter dated January 18, 2017 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

General

1.	We note the several pages of captioned pictures that appear in your prospectus. Please provide us mock-ups of any additional pages that include pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials, as well as the exhibits that you plan to file by amendment.

The Company respectfully informs the Staff that it does not currently intend to include any additional pictures, graphics or accompanying captions in the Registration Statement. The Company will ensure it provides for your review copies of any exhibits to be filed by amendment sufficiently in advance of the printing and distribution of the preliminary prospectus, and will take into account the time you would need to review the materials.

2.	We note references to third party information throughout the prospectus, including, but not limited to, references to information from the American Trucking Association, the Intermodal Association of North America, the Association of American Railroads and Transportation Economics. Please tell us if you commissioned any reports for use in connection with this registration statement and, if so, please file the consent as exhibits.

The Company respectfully informs the Staff that it did not commission any reports or studies for use in connection with the Registration Statement, including those that are referenced in the prospectus. E-Marketer, the American Trucking Association, the Association of American Railroads, the Intermodal Association of North America and Transportation Economics, which authored the reports expressly named in the prospectus, have no relationship with the Company arising out of or relating to the Registration Statement. Each of their reports referred to in the Registration Statement were published independently, without the Company’s involvement, and such reports are either available to the public or are available for a fee.

Glossary of Trucking and Other Terms, page ii

3.	Here or in an appropriate place please explain the terms “asset-light network intermodal provider” and “omni-channel retailers and manufacturers.”

The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on pages ii, iv, 9 and 89 of Amendment No. 1.

Prospectus Summary, page 1

4.	Please provide additional detail regarding the management estimates on which you are basing the disclosure that furniture, mattresses and household goods are among the fastest growing services in the e-commerce sector.

The Company acknowledges the Staff’s comment and, in response, has revised its disclosure appearing on pages 2 and 81 of Amendment No. 1. The Company respectfully informs the Staff, by way of additional background, that management, with the assistance of an outside consultant, conducted research supporting its belief as part of its annual planning process.

5.	Please explain the basis for your belief that you offer the broadest profile of services in your industry, as stated on page 7.

The Company respectfully informs the Staff that management regularly reviews the Company’s position in the industry relative to other companies in the industry, including those that the Company considers to be its key competitors. This review process is formalized as part of management’s ongoing communications with the Board, and primarily leverages public filings and industry reports and management’s own experience in and knowledge of the Company’s industry, based on, among other things, discussions and other interactions with suppliers, customers and other business partners. Based on the foregoing, management has not identified any other company in its industry, including any publicly-traded trucking company, which offers as many services as the Company, and believes that the Company offers the broadest portfolio of services in the industry.

The basis for the Company’s belief is based upon not having identified a company that provides a variety of services with equal breadth. However, because the Company has not individually analyzed every other business that participates in the industry in its entirety (which, taking into account local shippers, number in the hundreds), the Company has also revised its disclosure appearing on pages 2 and 81 of Amendment No. 1 to take into account the possibility that there is another company in the industry that offers a portfolio of services as broad as that of the Company, but has not been identified by the Company in its research.

Summary Historical Consolidated Financial and Other Data, page 15

(3) Adjusted Net Income, page 18

6.	We note in footnote (e) that you based the aggregate income tax adjustment on the tax effect of each item in this table. Question 102.11 of the Compliance and Disclosure Interpretations issued May 17, 2016 requires a clear explanation of the how this adjustment is calculated. As such, please revise your narrative to include the tax rate used to calculate the effect.

The Company acknowledges the Staff’s comment and, in response, has revised its disclosure appearing on page 19 of Amendment No. 1.

Risk Factors, page 20

7.	Please add a separately captioned risk factor addressing the impact of your exclusive forum provision on investors.

The Company acknowledges the Staff’s comment and, in response, has revised its disclosure appearing on page 41 of Amendment No. 1.

8.	Please tell us what consideration you gave to including a risk factor to address the state of national highway infrastructure and the effect this may have on your business. To the extent that widely based repairs to such infrastructure could impede your ability to provide services to your customers in expected timeframes, please discuss that risk also.

The Company respectfully informs the Staff that it considered including such a risk factor and determined that, based on its experience, a deterioration in or repairs affecting the state of national highway infrastructure does not impact customer demand for our services in a manner that creates a material risk to our business. The Company regularly manages route planning for its fleet taking into account ongoing construction and other road conditions. While extreme, unpredictable weather conditions can adversely affect our business, as described on page 21 of Amendment No. 1, infrastructure deterioration and related repairs are more predictable and generally do not impact our ability to meet expected timeframes.

In addition to the foregoing, the Company respectfully notes to the Staff that its Quest platform provides the Company with real-time insight into the location of each of its shipments and deliveries and route schedules, as further described on pages 2, 6, 8, 81, 85, 86 and 88 of Amendment No. 1. These capabilities were, in part, designed to mitigate the risk that the Company would not be able to provide its services within expected timeframes and to provide customers with more accurate delivery timing estimates. Since the implementation of Quest in 2007, the Company’s business has not been materially affected as a result of its failure to meet expected timeframes. Instead, the Company believes that the risk it faces as a result of the condition of the national highway system relates to its ability to rely on the Quest platform to facilitate efficient planning of shipment and delivery locations and driver routes, taking into account, among other things, road conditions (including construction projects). The Company therefore determined to include a risk to its business centered on the importance of Quest in addressing these logistical considerations, and the risk the Company would face if Quest’s functionality were to be compromised, which appears on page 32 of Amendment No. 1.

9.	Please tell us what consideration you gave to adding a separate risk factor addressing the potential impact on your business from state regulations made in addition to federal regulations of interstate trucking, such as California driver rest break legislation.

The Company respectfully notes to the Staff that the following Risk Factor on pages 28-29 of Amendment No. 1 takes into account both federal and state regulation: “We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future federal or state regulations could have a materially adverse effect on our business”. In light of the Staff’s comment, the Company has revised this risk factor to include an explicit reference to California’s rest break regulation, which the Company notes is also discussed in the Registration Statement (and appears on pages 28 and 66 of Amendment No. 1.), as well as to clarify the distinction and the overlap between the federal and state regulatory regimes under which it operates.

Use of Proceeds, page 44

10.	Please revise your discussion of Use of Proceeds here and elsewhere in your filing to disclose, if known, the approximate amount of the proceeds of this offering you plan to use to repay debt and for capital expenditures. Refer to Item 504 of Regulation S-K.

The Company respectfully informs the Staff that, as of the time of Amendment No. 1, the approximate amount of proceeds of this offering is not known. In addition, the Company has not yet identified the quantum of debt that it will pay down with the proceeds or finalized its capital expenditure budget. The Company confirms that, once the Company has determined the estimated proceeds from this offering, the amount of debt that it will repay and its capital expenditure budget, it will revise the Registration Statement to provide the approximate amount of the proceeds that it plans to use to repay debt and for capital expenditures.

11.	Please revise to provide the specific disclosures required by the instructions to Item 504 of Regulation S-K. In this regard:

•	Please set forth the interest rate and maturity of the indebtedness to be repaid. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital;

The Company acknowledges the Staff’s comment and, in response, has revised its disclosure appearing on page 44 of Amendment No. 1. The Company confirms that, in the event the Company determines that it will use the proceeds of the offering to repay any additional indebtedness, it will revise the Registration Statement in a subsequent amendment.

•	Regarding planned capital expenditures please give a brief outline of any program of construction or addition of equipment; and

The Company acknowledges the Staff’s comment and notes that it has carefully considered the requirements of Item 504 of Regulation S-K as they relate to planned capital expenditures. The Company has concluded that at the time of Amendment No. 1 it has appropriately disclosed its planned capital expenditures as required by Item 504.

Item 504 of Regulation S-K requires in relevant part that the registrant “state the principal purposes for which the net proceeds from the securities to be offered are intended to be used and the approximate amount intended to be used for each such purpose.” Instruction 2 to Item 504 provides further clarification that the “[d]etails of proposed expenditures need not be given” and that the registrant need furnish only a “brief outline of any program of construction or addition of equipment”. The Company respectfully informs the Staff that it has provided a brief outline of its plan to purchase chassis as part of a program of conversion from a rented chassis model to a company-owned chassis model on pages 6-7, 68, 86 and 91 of Amendment No. 1.

In addition, the Company acknowledges that Instruction 5 to Item 504 requires in relevant part that if “[a]ny material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business” the registrant must “describe briefly and state the cost of the assets”. The Company respectfully informs the Staff that, as of the time of Amendment No. 1, the Company has not identified the specific assets to be purchased pursuant to its conversion from a rented chassis model to a company-owned chassis model and, accordingly, is unable to describe such assets or state the cost thereof. The Company confirms that, in the event the Company identifies the specific assets to be purchased, it will revise the Registration Statement to describe such assets and state the cost thereof.

•	Regarding potential acquisitions, state the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business.

The Company respectfully informs the Staff that, as part of the Company’s ongoing business strategy, the Company from time to time evaluates potential acquisition candidates, including in connection with expanding its service offerings and customer base, as described in the general description of the Company’s acquisition strategy appearing on pages 9 and 89 of Amendment No. 1. However, the Company respectfully advises the Staff that the Company has not identified, and is not currently in negotiations with respect to, any potential acquisition of a particular company or business.

Results of Operations – Reportable Segments, page 68

12.	Please review your discussion of segment results to ensure that you quantify sources of changes in segment revenue and operating earnings. For example, your discussion of the $11.4 million increase in truckload segment operating earnings states this increase was primarily due to revenue (excluding fuel surcharge) growth and improved variable cost performance, offset by increased equipment depreciation, lower gain on equipment sales and increased facility costs. Each of these variables should be quantified, for clarity.

The Company acknowledges the Staff’s comment and, in response, has revised its disclosure appearing on pages 69-72 of Amendment No. 1.

Business, page 82

Industry and Competition, page 83

13.	Please describe your competitive position in both the domestic intermodal industry and the logistics industry.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has described its competitive position in the domestic intermodal industry under “Prospectus Summary—Our Competitive Strengths—A leading intermodal business with built-in cost reductions through transition to a company-owned chassis model driving profitability” on pages 6-7 of Amendment No. 1 and under “Business—Our Competitive Strengths—A leading intermodal business with built-in cost reductions through transition to a company-owned chassis model driving profitability” on page 86 of Amendment No. 1.

Further, the Company respectfully advises the Staff that it has described its competitive position in the logistics industry by stating it is “a leading transportation and logistics services company” on pages 1, 52 and 80 of Amendment No. 1.

Equipment, page 93

14.	We note you own and lease equipment in your company fleet. Please consider revising to quantify the extent to which your company fleet is owned and leased.

The Company acknowledges the Staff’s comment and, in response, has revised its disclosure appearing on page 93 of Amendment No. 1.

Description of Capital Stock, page 134

Voting Trust Agreement, page 137

15.	Please revise to further explain how, as suggested on page 12, the vote in any Major Transaction will not be controlled by the Voting Trust, but will be instead controlled by certain trusts for the benefit of the Schneider family members holding the trust certificates issued by the Voting Trust.

The Company acknowledges the Staff’s comment and, in response, has revised its disclosure appearing on page 150 of Amendment No. 1.

Underwriting, page 151

16.	Please disclose how the shares to be sold to the underwriters pursuant to the over- allotment option will be allocated between the company and the selling shareholders and among each of the selling shareholders.

The Company respectfully informs the Staff that such determination has not been made as of the time of Amendment No. 1. The Company will revise the Registration Statement in a subsequent amendment once it has determined the allocation of the underwriter’s option to purchase additional shares.

Notes to Consolidated Financial Statements

Note 15. Segment Reporting, page F-24

17.	We note that the chief operating decision maker reviews revenue for each segment without the inclusion of fuel surcharge revenue and, therefore, that fuel surcharges are not included in operating revenues for reportable segments. Please revise to disclose how fuel surcharge revenue affects operating earnings for reportable segments as presented in the table on page F-24.

The Company acknowledges the Staff’s comment and, in response, has revised its disclosure appearing on pages F-24 and F-50 of Amendment No. 1.

Exhibit Index

18.	Please tell us whether you have any contracts with rail carriers that are material to you and file any such agreements as exhibits to your registration statement.

The Company acknowledges the Staff’s comment and notes that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to such agreements. The Company has concluded that such agreements are not “material contracts” and therefore are appropriately not included as exhibits to the Registration Statement.

Item 601 of Regulation S-K sets forth the parameters as to whether an agreement is a “material contract” required to be filed as an exhibit to the Registration Statement. Item 601(b)(10)(i) defines a “material contract” as follows:

Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.

In addition, Item 601(b)(10)(ii) provides that if the contract is one that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless, among other things, it is a contract “upon which the registrant’s business is substantially dependent….”

The Company respectfully submits that none of its contracts with a rail carrier is a “material contract” because each agreement was entered into in the ordinary course of the Company’s business. In addition, although its relationships with rail carriers are important to the Company’s intermodal business, the Company is not “substantially dependent” on any contract with a rail carrier, based on, among other things, the term of each such contract and the nature of the commitments of the rail carriers to the Company thereunder. In particular, such contracts are generally short-term in nature and do not provide the level of benefit to the Company that would create substantial dependence.

In connection with the foregoing, the Company respectfully directs the attention of the Staff to the Risk Factor set forth on page 25 of Amendment No. 1, “We depend on railroads in the operation of our intermodal business and therefore our ability to offer intermodal services could be limited if we experience instability from third parties we use in that business”. In considering the inclusion of this Risk Factor, the Company took into account the fact that the Company’s contractual relationships with railroads are subject to instability because the existing agreements are short-term and subject to renewal and expiration risk, which is a result, in part, of the unwillingness of our rail carrier partners to commit to long-term agreements that the Company could depend on in the operation of our intermodal business.

*    *    *    *    *    *     *

Please contact me at (212) 474-1824 with any questions or comments you may have regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,
/s/ Johnny G. Skumpija
Johnny G. Skumpija

John Dana Brown

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Encl.

Copy w/encl. to:

Julie Griffith

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Paul Kardish

General Counsel, Corporate Secretary and Executive Vice President

Schneider National, Inc.

3101 Packerland Drive

Green Bay, Wisconsin 54313

BY EDGAR; FED EX